
Mail Stop 3720

April 21, 2017

Karl Peterson
President and Chief Executive Officer
TPG Pace Holdings Corp.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

   Re: TPG Pace Holdings Corp.
     Amendment No. 1 to
     Draft Registration Statement on Form S-1
     Submitted April 12, 2017
     CIK No. 0001698991

Dear Mr. Peterson:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

The Offering

Redemption of warrants for Class A ordinary shares, page 13

1. We note the new redemption feature of the warrants whereby the company may redeem the public warrants for Class A ordinary shares based upon the "fair market value" of the Class A ordinary shares. Please disclose here and in the description of the public warrants on page 125 the purpose and effect of this redemption feature and that this warrant redemption feature differs from warrant redemption features used in other blank check offerings. Disclose when and why the company would redeem the public warrants in this manner. Explain how the "redemption price" will be determined. Clarify in the introductory information preceding the table on page 127 that the numbers in the table

represent the "redemption price" that will be used to determine the number of Class A ordinary shares a warrant holder will receive upon redemption. Provide an example to illustrate the operation of the redemption feature. Lastly, clarify why the company can redeem the warrants when the Class A ordinary shares are trading at a price starting at $10, which is below the exercise price of $11.50. Please highlight this fact and discuss the negative implications to the warrant holders. We may have further comments once you have filled in the table.

You may contact Robert Shapiro, Senior Staff Accountant at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications